UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for 30 September, 2026

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____ No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____ No __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

ENCLOSURES:

Sens announcement dated 30 September 2026: Changes to Sasol Limited Board of Directors

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes: JSE: SOL NYSE: SSL Sasol
Ordinary ISIN codes: ZAE000006896 US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
(Sasol, the Company, Equity issuer)

Sasol Financing Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1998/019838/06)
Company code: SFIE
LEI: 378900A5BC68CC18C276
(Sasol Financing, Debt issuer)

APPOINTMENT OF INDEPENDENT NON-EXECUTIVE DIRECTOR AND AUDIT COMMITTEE MEMBER

In compliance with para 6.71 of the JSE Listings Requirements and para 6.42 of the JSE Debt and Specialist Securities Listings Requirements, Sasol is pleased to announce the appointment of Ms Mametja Moshe as an independent non-executive director of the Company and as a member of the Audit Committee with effect from 1 October 2026.

The Board has determined that Ms Moshe satisfies the independence requirements for directors under applicable requirements in South Africa and the United States. The Board confirms that a fit and proper assessment of Ms Mametja Moshe has been undertaken in accordance with the JSE Listings Requirements and is satisfied with the outcome. The Board is further satisfied that Ms Moshe possesses the requisite competence, qualifications and experience to fulfil the role of independent non-executive director and member of the Audit Committee.

Ms Mametja Moshe is a Chartered Accountant (SA) and the Founder and Chief Executive Officer of Moshe Capital, a South African advisory and investment firm. She has more than 23 years' experience in corporate finance, equity and debt capital markets, accounting, auditing, corporate tax and strategy, having served as an investment banker with Morgan Stanely and UBS AG and as an auditor with KPMG. She also serves as an independent non-executive director of Harmony Gold Mining Company Limited and Impala Platinum Holdings Limited, where she serves on various board committees, including audit and risk committees.

The Chairman of the Sasol Board, Ms Muriel Dube, said: "We are delighted to welcome Mametja to the Sasol Board and Audit Committee. Her appointment further strengthens the Board's collective skills and experience and enhances the Audit Committee's oversight capabilities. We look forward to the valuable contribution she will make as Sasol continues to execute its strategy and create sustainable value for all stakeholders."

30 September 2026
Sandton

Equity Sponsor: Merrill Lynch South Africa Proprietary Limited t/a BofA Securities

Debt Sponsor: Absa Corporate and Investment Bank, a division of Absa Bank Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 30 September 2026	By:	/sgd/E Viljoen
	Name:	E Viljoen
	Title:	Group Company Secretary